

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2019

Luis Massiani
Chief Financial Officer
Sterling Bancorp
400 Rella Boulevard
Montebello, NY 10901

  Re: Sterling Bancorp
    For 10-K for the Fiscal Year Ended December 31, 2017
    Filed March 1, 2018
    File No. 001-35385

Dear Mr. Massiani:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Financial Services